[GRAYSON BANKSHARES LETTERHEAD]

November 19, 2010

Angela Connell
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:          Grayson Bankshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 30, 2010
File No. 0-30535

Dear Ms. Connell:

Grayson Bankshares, Inc. (the “Company,” “we,” “our” or “us”) has received your letter dated November 5, 2010 containing comments on the Company’s above referenced Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 30, 2010.  This letter on behalf of the Company responds to each of the comments set forth in your letter.

             For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements

Note 5 – Allowance for Loan Losses, page 19

1.
We note that the vast majority of your impaired loans at both December 31, 2009 and 2008 did not require a valuation allowance. We further note based on your disclosure on page 22 that substantially all of your impaired loans were evaluated based on the fair value of the collateral. Please provide us with and revise your future filings to disclose the following information regarding these impaired loans:

●	Quantify the average age of the appraisals used to measure impairment on your collateral-dependent loans;
●	Quantify the amount of collateral-dependent impaired loans for which impairment was measured using current appraisals and define the timeframe over which you consider an appraisal to be current;

●	Quantify the amount of collateral-dependent impaired loans for which a current appraisal was not available and clearly explain the methods used to estimate the fair value of collateral;
●	Clarify your policy for obtaining current appraisals on impaired loans (e.g., when are they ordered and how often are they updated);
●	Quantify the amount of impaired loans that did not require a specific allowance because they had been written down to fair value of the collateral through a direct charge-off; and
●
To the extent that you have a significant amount of impaired loans without a specific allowance that have not been written down to the fair value of the collateral, please explain how you determined that no impairment loan exists and reconcile this to the deterioration in real estate values in your market area.

Response:  As requested, we have provided the following information related to impaired loans at December 31, 2009:

Impaired loans totaled $14,400,933 at December 31, 2009.  The average age of the appraisals used to measure impairment on our collateral-dependent loans at December 31, 2009 was 9.79 months.

Our current practice, effective June 30, 2010, is to consider an appraisal to be current if it is less than 18 months old.  The amount of collateral-dependent impaired loans for which impairment was measured using appraisals aged less than 18 months at December 31, 2009 was $10,043,597.  At December 31, 2009, our policies considered an appraisal aged 24 months or less to be current.  At that time, $10,974,052 of collateral-dependent impaired loans had appraisals aged 24 months or less with $8,661,263 of those loans having appraisals aged less than 12 months.

The amount of collateral-dependent loans for which a current appraisal was not available amounted to $2,722,859 as of December 31, 2009.  Of these, $561,905 were under contract and were settled or repaid in the first quarter of 2010, allowing us to use the contract or settlement price to measure fair value.  The remaining $2,160,954 were valued using internal methods such as tax assessments, independent valuations with physical inspections and equipment/auto value guidebooks.

Management considers the relevance of obtaining a new appraisal when impairment of the property is evident.  Subsequently, the relevance of obtaining new appraisals is considered on a quarterly basis.  If management determines that obtaining a new appraisal would not be practical, existing appraisals may be discounted, when necessary, for age and other pertinent factors (i.e. an appraisal older than 18 months might be discounted 15 – 20% if a new appraisal would not be meaningful.)

At December 31, 2009, $866,105 of impaired loans did not require specific reserves because they had been written down to the fair value of the collateral through a direct charge-off.

At December 31, 2009, impaired loans totaling $12,949,357 had not been written to fair value and did not require a specific reserve because the collateral value exceeded the amount recorded on the Bank’s books. Based on discussions with local realtors and recent appraisal reports received by the Bank, management determined that the Bank’s lending area had not experienced the decline in real estate values as experienced in other areas.  Indicators pointed to a decline in sales volume and longer marketing time but stable real estate values.

We will revise our future filings to include this information.

2.
As a related matter, please revise your future quarterly reports to provide the disclosures required by ASC 310-10-50-15 with respect to your impaired loans with and without an allocated allowance.  Please note that these disclosures are required in both interim and annual reports.

Response:  We will revise our future quarterly reports to provide the disclosures required by ASC 310-10-50-15 with respect to our impaired loans with and without an allocated allowance.

*           *           *           *           *           *           *

As requested, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (276) 773-1132.

Thank you for your assistance in this matter.

Yours truly,

/s/ Blake M. Edwards

Blake M. Edwards
Chief Financial Officer